Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

August 14, 2019

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Credit Opportunities Fund
File Numbers: 333-231036; 811-23440

Dear Ms. Bentzinger:

On behalf of the Nuveen Municipal Credit Opportunities Fund (the “Fund”), this letter and the corresponding attachment is in response to the comments that you provided via telephone on August 8 and August 12, 2019, to the Fund’s filing of pre-effective amendment No. 1, which was filed on July 25, 2019. The attached reflects edits made to the Fund’s Registration Statement in response to the comments you provided via telephone.

Please note that before the Fund’s Registration Statement becomes effective under the Securities Act, the Fund will file an amendment containing all exhibits.

If we may cooperate with you in any way in the processing of this letter and the corresponding attachment, please telephone the undersigned at (312) 964-3522 or David P. Glatz at (312) 964-3502 with any questions or comments concerning these materials.

Very truly yours,

/s/ Stephen LaChine

Stephen LaChine

Copies to:

D. Glatz (w/encl.)

G. Zimmerman (w/encl.)